Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated February 4, 2005, except as to note 11 which is dated as of June 3, 2005, with respect to the financial statements of Delex Therapeutics Inc. that are incorporated by reference in the Amended Form 40-F of YM BioSciences Inc. as filed with the United States Securities and Exchange Commission on February 3, 2006.

Toronto, Canada	/s/ Ernst & Young LLP
February 3, 2006	Chartered Accountants